

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2005 VOLUMES

(Santiago, Chile, April 6, 2005) – CCU (NYSE: CU) reported today preliminary first quarter 2005 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter	
Chile:	Volumes	% Change
Beer	1,267,623	12.0%
Soft Drinks	918,098	5.6%
Nectars	97,790	17.8%
Mineral Waters	309,087	23.5%
Wine – Domestic	105,896	3.6%
Wine – Export[1]	74,750	-6.6%
Pisco	23,475	64.4%
Total Chile[2]	**2,796,720**	**10.5%**
Argentina:		
Beer	654,036	7.6%
Wine[1-3]	6,863	72.7%
Total Argentina	**660,899**	**8.0%**
TOTAL	**3,457,619**	**10.0%**

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the largest Chilean pisco producer – since its association with Pisco Control last March 14 – and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.